UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. 1)
AXS-ONE INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
002458 10 7
(CUSIP Number)
June 20, 2008
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

CUSIP No.	002458 10 7	13G	Page	2	of	5

1	NAMES OF REPORTING PERSONS RIT Capital Partners plc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐ Not applicable

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	England

	5	SOLE VOTING POWER

NUMBER OF		2,015,316

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,015,316

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,015,316

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	4.97%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No. 002458 10 7	13G	Page 3 of 5

Item 1(a). Name of Issuer:
AXS-One Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
301 Route 17 North
Rutherford, NJ 07070
Item 2(a). Name of Person Filing:
RIT Capital Partners plc
Item 2(b). Address of Principal Business Office or, if None, Residence:
27 St. James’s Place
London SW1A 1NR
England
Item 2(c). Citizenship:
England
Item 2(d). Title of Class of Securities:
Common Stock, $0.01 par value per share
Item 2(e). CUSIP Number:
002458 10 7
Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not applicable
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:
(a)	Amount beneficially owned: 2,015,316 shares (does not include 403,063 shares formerly issuable upon exercise of warrants that expired unexercised on June 20, 2008)

(b)	Percent of class: 4.97%

CUSIP No. 002458 10 7	13G	Page 4 of 5

(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 2,015,316*
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 2,015,316
(iv) Shared power to dispose or to direct the disposition of: 0
* Anthony Bloom, a director of AXS-One Inc., presently provides investment advice to, and is a former director of RIT Capital Partners plc. Mr. Bloom has disclaimed beneficial ownership of the shares owned by RIT Capital Partners plc.
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 002458 10 7	13G	Page 5 of 5

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 27, 2008

RIT Capital Partners plc

By: /s/ Dominic Williams
Name:	Dominic Williams
Title:	Compliance Officer

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